RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

April 21, 2017
VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, Mailstop 3233
Washington, DC 20549

Re:	RREEF Property Trust, Inc. File No. 000-55598

Dear Mr. Telewicz:

This letter sets forth the response of RREEF Property Trust, Inc. (the “Issuer”) to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2017 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 that was filed with the SEC on March 16, 2017. For convenience, the Issuer has set forth below your comments followed by the Issuer’s responses thereto.

Comment: We note your response to our comment from our letter dated March 17, 2017. In your response you indicate that you determined your classes of common stock do not have different distribution rates. In arriving at this conclusion, your response states that various trailing fees are borne by the stockholder and are not items of expense to the Issuer. Please clarify for us how you determined these trailing fees are borne by the stockholder. Your response should include, but not be limited to:

•	a summary of the material terms of, and the parties to, any dealer manager agreements or any other contractual arrangements that create a trailing fee.

•	an explanation of how the trailing fees are paid if you do not pay a distribution that equals or exceeds the amount of the trailing fees.

•	further clarification on whether there are any situations where the trailing fees could become an obligation of the issuer.

Response: The Issuer first notes that the various trailing fees are not items of expense to the Issuer because under GAAP, the various trailing fees are considered costs related to the issuance of stock, and therefore are accounted for as offering costs and not expenses. Accordingly, the trailing fees are recorded directly as a reduction to equity, and thus do not appear as expenses on the Issuer’s statement of operations.

The Issuer’s trailing fees are provided for in the Issuer’s Second Articles of Restatement, which was filed with the SEC via Form 8-K on February 17, 2017 (the “Articles”), with reference to the Issuer’s prospectus. Article V of the Articles specifies the terms of Issuer’s various classes of stock, including any applicable trailing fees. If a class of the Issuer’s stock is subject to a trailing fee, the Articles provide that such trailing fee is as described in the Issuer’s most recent prospectus. As described in the Issuer’s current prospectus, the Issuer’s trailing fees are as follows:

•
Class A Common Stock. The Issuer’s Class A common stock outstanding incurs a distribution fee of 50 basis points per annum of the Class A net asset value (“NAV”), plus a dealer manager fee of 55 basis points per annum of the Class A NAV, on a trailing basis.

•	Class I Common Stock. The Issuer’s Class I common stock outstanding incurs a dealer manager fee of 55 basis points per annum of the Class I NAV on a trailing basis.

•	Class T Common Stock. The Issuer’s Class T common stock outstanding incurs a distribution fee of 100 basis points per annum of the Class T NAV on a trailing basis.

With respect to distributions, Sections 5.2.4 and 5.5 of the Articles in essence state that distributions are declared on all classes of common stock at the same time, and that the per share amount of the distribution for each class of common stock is as described in the Issuer’s most recent prospectus. As previously noted in our initial response letter dated April 3, 2017, the Issuer’s board of directors declares a single distribution rate for all classes of common stock. Pursuant to the Issuer’s prospectus, the Issuer utilizes the record share method of adjusting the declared distribution to reflect the trailing fees specific to each class. In this way, the Class A common stockholders will receive a distribution amount per share that is less than the amount received by the Class I common stockholders, with the difference per share being equal to the amount by which the trailing fees differ per share. Similarly, the Class T common stockholders will receive a distribution amount per share that is less than the amount received by the Class I common stockholders, with the difference per share being equal to the amount by which the trailing fees differ per share. As a result, the common stockholders of particular class will bear the impact of the trailing fees specific to such class and not to any other class.

The Issuer’s charter and prospectus describe the trailing fees and how they impact each share class. Each stockholder must purchase shares in the Issuer by means of a subscription agreement, which requires each investor to represent that such investor received a copy of the Issuer’s final prospectus at least five business days before signing the subscription agreement. The Issuer’s prospectus discloses throughout that the NAV will be adjusted on a daily basis for class-specific fees and that the distributions payable with respect to the class of shares a stockholder owns will be adjusted for class-specific fees applicable to such class.

The Issuer’s dealer manager agreement with Deutsche AM Distributors, Inc. (the “Dealer Manager”) governs the payment of the trailing fees, if applicable, with respect to each specific class of common stock, also in reference to the Issuer’s most recent prospectus. The Issuer notes that as is commonly done across the non-traded REIT industry, the Issuer’s dealer manager agreement calls for payment of the trailing fees to the Dealer Manager by the Issuer because the Issuer’s stockholders are not a party to the dealer manager agreement between the Issuer and the Dealer Manager.

Trailing fees are payable as long as the shares are outstanding. Once a stockholder redeems his or her shares in the Issuer, trailing fees will no longer be calculated or payable with respect to those shares. The decision to redeem lies solely with the stockholder and his or her financial advisor, subject to certain limitations as described in the Issuer’s current prospectus. Pursuant to the Issuer’s dealer manager agreement, while the shares are outstanding, the trailing fees are payable to the Dealer Manager, irrespective of whether a distribution has been declared by the Issuer’s board of directors or whether the distribution declared is sufficient to cover the trailing fees. Although the Issuer is the party who is responsible for making payment of the trailing fees to the Dealer Manager, per the Issuer’s prospectus, the distributions to the Issuer’s common stockholders are adjusted for the trailing fees as previously discussed.

In the event that the distribution rate declared by the Issuer’s board of directors does not equal or exceed the amount of the trailing fees, the Issuer will continue to pay any applicable trailing fees to the Dealer Manager pursuant to the dealer manager agreement out of available cash. However, the trailing fees payable with respect to a particular class of common stock will decrease the NAV of that particular class of common stock, as disclosed in the Issuer’s prospectus. Because the trailing fee decreases the NAV for only the particular class of stock to which the trailing fee or fees relates (rather than the NAV of the Issuer as a whole), the stockholders of that particular class of stock, and only that particular class of stock, bear the cost of the applicable trailing fees. When a stockholder redeems his or her investment in the Issuer’s shares, the price received by the stockholder is the NAV per share of the class of shares owned by such stockholder, and such NAV will have been reduced by the trailing fees applicable to such class. Similarly, in the event of an ultimate liquidation of the Issuer, the Articles provide that any amounts available for distribution to stockholders will be equal to the NAV per share, or distributed ratably in the same proportion as the respective amounts that would be payable if the amounts were paid in full, based on the relative

NAV of each respective share class, and in either case, the NAV will have been reduced by any trailing fees born by the stockholders of that share class.

We appreciate your review and assistance. Should you have any questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ Eric M. Russell

Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
415.262.2017
eric.russell@db.com